Exhibit 99.1

530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

February 12, 2020

To:          All Canadian Securities Regulatory Authorities

Toronto Stock Exchange

Dear Sirs/Madames:

Subject: ALTAGAS LTD.

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	March 12, 2020
Record Date for Voting (if applicable):	March 12, 2020
Beneficial Ownership Determination Date:	March 12, 2020
Meeting Date:	May 1, 2020
Meeting Location (if available):	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice & Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holder Stratification Criteria	Not Applicable
NAA for Registered Holders	Yes
Registered Holder Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	021361100	CA0213611001

Sincerely,

Computershare Trust Company of Canada

Agent for ALTAGAS LTD.